List of Subsidiaries

1061806 BC LTD. (“Callco”), a British Columbia corporation and a wholly owned subsidiary of the Registrant.

1062024 B.C. LTD. (“Exchangeco”), a company existing under the laws of the Province of British Columbia and a subsidiary of Callco.

iMedical Innovation Inc., a company existing under the laws of Canada and a wholly owned subsidiary of Exchangeco.